Prospectus Supplement No. 7	Filed pursuant to Rule 424(b)(3)
To Prospectus dated September 26, 2006	File No. 333-131275

ZION OIL & GAS, INC.

This document supplements the prospectus dated September 26, 2006, as supplemented on November 21, 2006, December 14, 2006, January 9, 2007, February 1, 2007, March 1, 2007 and March 16, 2007, relating to the offer and sale of a minimum of 350,000 up to a maximum of 2,000,000 shares of our common stock. This prospectus supplement is incorporated by reference into the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to the prospectus.

Fifth Closing and Additional Interim Closing

Following the receipt and acceptance on March 27, 2007 of subscriptions in a total amount of $3,084,676 for 440,668 shares of our common stock pursuant to the terms of our offering subject of the prospectus, Zion scheduled a fifth closing of the offering. Of the total subscriptions subject to the accepted agreements, $3,064,677 were for cash and $19,999 were debt conversion.

The fifth closing took place on March 27, 2007. At the fifth closing, Zion issued 440,668 shares of its common stock in accordance with the instructions of the subscribers and issued instructions to the escrow agent to disburse proceeds of the subscriptions (net of certain adjustments in the amount of $4,200 relating to past closings) in the amount of $2,825,277 to the company. The remaining $235,200 of funds in the escrow account that were distributed at the fifth closing were distributed to Network 1 Financial Services, Inc. ("Network 1"), the underwriter of the offering, in accordance with the terms of underwriting agreement as described at pages 16-17 of the prospectus ("PLAN OF DISTRIBUTION - Underwriting Agreement"), as follows: $156,800 in commissions and $78,400 of expense reimbursement. At the fifth closing, Zion also issued to the underwriters in accordance with the terms of the underwriting agreement, an Underwriter's Warrant to purchase 11,200 shares of Zion common stock at a price of $8.75 per share to be exercisable for a period beginning six months after the final closing of the offering and expiring on September 26, 2009.

The offering with respect to the remaining 628,430 shares of Zion's common stock being offered pursuant to the prospectus will continue in accordance with the "PLAN OF DISTRIBUTION" as described at pages 16-18 of the prospectus until earlier of (a) the receipt and acceptance of the maximum offering of 2,000,000 shares, or (b) May 25, 2007, or (c) the completion of a cement bond survey in the Ma'anit #1 well to determine the quality of the cement bond between the well casing and the surrounding formations - unless earlier terminated. We tentatively have scheduled an additional closing for April 18, 2007 and have set April 11, 2007 as the date by which subscriptions must be received in order to be included in such closing, provided documentation is in order and funds received by the closing. Subscriptions received after the cutoff date which are not able to be closed on by the scheduled closing date will continue to be deposited in the Zion escrow account at Sterling Trust Company pending their acceptance and disbursement in a subsequent closing, unless the offering is earlier terminated, in which case the funds will be returned to the subscriber with interest. Terms of the continuing offering will be the same as the terms prior to the fifth closing, with a per share price of $7.00 and a 100 share minimum.

Market for Common Stock

Shares of our common stock commenced trading on the American Stock Exchange on January 3, 2007 under the ticker symbol ZN. Since then and through March 30, 2007, the highest sales price was $14.05 and the lowest sales price was $7.05. See Supplement No. 2 at page 2 ("American Stock Exchange Listing and Commencement of Trading") and Prospectus Supplement No. 4 at "Market for Common Stock".

Following the fifth closing, there are approximately 2,950 holders of record of our common stock.

Use of Proceeds

Upon our instructions at the fifth closing, the escrow agent released a total of $3,060,477 of funds in the escrow account as follows: $235,200 to the underwriter in payment of $156,800 of commissions and $78,400 of expenses. The remaining $2,825,277 were released to the company for use by the company for the purposes and in the amounts described at pages 7-9 of the prospectus ("USE OF PROCEEDS"). These funds have been deposited in interest bearing accounts in our depository banks in the United States and Israel pending their use in furtherance of our plan of operations as described in the prospectus at pages 11-13 ("PLAN OF OPERATIONS AND MANAGEMENT'S DISCUSSION" "-- Basic Plan" and "-- Milestones for the Plan of Operations") and in accordance with the "USE OF PROCEEDS" section at pages 7-9 of the prospectus. On March 19, 2007, we made apayment "on account" of $250,000 to our drilling contractor in accordance with the terms of the Workover and Completion Services Agreement entered into on March 15, 2007, for the performance of remedial workover, completion and testing on our Ma'anit #1 well, being the total amount paid to our drilling contractor in respect to those services to $400,000. See Prospectus Supplement No. 6 at "Signing of Workover and Completion Services Agreement and Scheduling of Renewal of Operations on the Renewal of Operations on the Ma'anit #1 Well".

Management

Registration of Eugene A. Soltero as CEO. On March 28, 2007, having successfully guided Zion through the originally scheduled termination date of the offering and the Amex listing, Eugene A. Soltero announced his retirement as CEO and a director of Zion. In submitting his resignation, Mr. Soltero informed our Board that having served variously as our President, COO and CEO over the past six years, he wished to spend more time with his family and pursue new business opportunities.

In connect with his resignation, Zion entered into a Resignation and Settlement Agreement with Mr. Soltero under which Zion paid to Mr. Soltero $400,000, the approximate amount due Mr. Soltero upon his resignation pursuant to his January 1, 2004 employment agreement, as amended on October 15, 2004, including salary and benefits which had been deferred by agreement between Mr. Soltero and Zion as a result of Zion's cash flow projections. The Resignation and Settlement Agreement also contains undertakings by Mr. Soltero to comply with the provisions of his employment agreement relating to the protection of Zion's proprietary information and non-competition covenants, as well as mutual releases and other standard provisions. A copy of the agreement has been filed with the Securities and Exchange Commission on March 30, 2007, as an exhibit to a Current Report on Form 8-K.

See prospectus at pages 18-19 ("MANAGEMENT - Officers and Directors") and pages 31-34 ("EXECUTIVE COMPENSATION").

Appointment of Richard Rinberg as Chief Executive Officer. On March 29, 2007, following Mr. Soltero's resignation, Richard Rinberg was appointed by the Zion Board of Directors as its Chief Executive Officer. Prior to his election as CEO, Mr. Rinberg had served as Zion's President since November 2005. In connection with his election as CEO, Mr. Rinberg submitted his resignation as President. Mr. Rinberg continues to serve as a director of Zion, a capacity in which he has been serving since November 2004; he is a member of the Corporate Governance Committee of the Board. See prospectus at pages 18-19 and 24 ("MANAGEMENT - Officers and Directors" and "- Information Regarding the Board of Directors - Corporate Governance Committee") and pages 31-34 ("EXECUTIVE COMPENSATION").

Appointment of Glen H. Perry as President and Chief Operating Officer. On March 29, 2007, upon Mr. Rinberg's election as Chief Executive Officer of Zion and his resignation as President, Glen H. Perry was appointed by the Zion Board of Directors as its President and Chief Operating Officer. Prior to his election as President and COO, Mr. Perry had served as Zion's Executive Vice President since April 2000. In connection with his election as President and COO, Mr. Perry submitted his resignation as Executive Vice President. Mr. Perry continues to serve as a director of Zion, a capacity in which he has been serving since November 2000; he is chairman of the Technical Committee of the Board. See prospectus at pages 18-20 and 24 ("MANAGEMENT - Officers and Directors" and "- Information Regarding the Board of Directors - Technical Committee") and pages 31-34 ("EXECUTIVE COMPENSATION").

Appointment of William H. Avery as Director. On March 29, 2007, William H. Avery was appointed as a Class III director of Zion to fill the vacancy created upon Mr. Soltero's resignation as a director. Mr. Avery has not yet been appointed to serve on any committee of the Board. Mr. Avery has served as Vice President and Treasurer of Zion since January 2003. He also serves as an Assistant Secretary of Zion. See prospectus at pages 18 and 21-22 ("MANAGEMENT - Officers and Directors") and pages 31-34 ("EXECUTIVE COMPENSATION").

Amendment to Bylaws

On January 29, 2007, our board of directors amended our bylaws by adding a provision to clarify that the Chief Executive Officer, as well as the Chairman, President, Chief Financial Officer and any Executive Vice President, inter alia, may execute and deliver documents in the name of the company without specific authorization. The amendment is a technical amendment that was overlooked when in October 2005, Zion's bylaws were amended to enable the appointment of a Chief Executive Officer who did not necessarily serve concurrently as either Chairman or President. The amendment was effective immediately with its adoption by the Board on March 29, 2007. A copy of the relevant bylaw as amended has been filed with the Securities and Exchange Commission on March 30, 2007, as an exhibit to a Current Report on Form 8-K. See prospectus at page 38 ("DESCRIPTION OF SECURITIES-- Amendments" and "-- Transfer Agent and Registrar").

Investing in our common stock is very risky. See "Risk Factors" commencing at page 2 of the prospectus to read about the risks that you should consider before buying shares of our stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 30, 2007.